Exhibit 99.1

Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Heritage Oaks Bancorp
SEC Registration Statement No.: 333-215620

Pacific Premier Bancorp, Inc. Announces Fourth Quarter 2016 Results (Unaudited)

Fourth Quarter 2016 Summary

•	Net income of $12.0 million, or $0.43 per diluted share, an increase of 30% from prior quarter

•	ROAA of 1.24% and ROATCE of 14.42%

•	Loan originations of $385 million, a 20% increase over prior quarter

•	Total loans increased $150 million, 19% annualized

•	Non-maturity deposits increased $83 million, 13% annualized growth, 81.7% of total deposits

•	Maintained strong asset quality with loan delinquencies of 0.03%

•	Net interest margin of 4.59%, core NIM increased 10bps to 4.32%

•	Efficiency ratio of 50.9%

•	Announced merger agreement for acquisition of Heritage Oaks Bancorp

Irvine, Calif., January 24, 2017 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) (the “Company” or "Pacific Premier"), the holding company of Pacific Premier Bank (the “Bank”), reported net income for the fourth quarter of 2016 of $12.0 million, or $0.43 per diluted share. This compares with net income of $9.2 million, or $0.33 per diluted share, for the third quarter of 2016 and net income of $8.1 million, or $0.37 per diluted share, for the fourth quarter of 2015. Net income for the fourth quarter of 2016 includes $772,000 of merger related expenses associated with the pending acquisition of Heritage Oaks Bancorp ("Heritage Oaks").

For the three months ended December 31, 2016, the Company’s return on average assets was 1.24% and return on average tangible common equity was 14.42%. For the three months ended September 30, 2016, the return on average assets was 1.00% and the return on average tangible common equity was 11.52%. For the three months ended December 31, 2015, the return on average assets was 1.18% and the return on average tangible common equity was 14.09%.

Steven R. Gardner, Chairman, President and Chief Executive Officer of the Company, commented on the results, “We had a productive quarter from a number of perspectives, demonstrating our ability to deliver solid organic growth while also continuing to add value to our franchise through our M&A strategy. We had another quarter of record loan production, generating $385 million in new loan commitments, which resulted in annualized growth in our loan portfolio of approximately 20%. Our loan production continues to be balanced and well diversified, with more than $50 million in originations in each of our commercial, commercial real estate, construction and franchise lending businesses.

“We are making good headway in the integration of our pending acquisition of Heritage Oaks Bancorp, and are excited about the opportunities created through this transaction. The acquisition of Heritage Oaks will not only increase our scale and operational efficiencies, but also will enable us to extend our franchise into the highly attractive, deposit-rich California Central Coast market. We believe that the strong deposit franchise that Heritage Oaks has developed, combined with our proven approach to business development, will enable us to steadily increase our market share in the Central Coast in the years ahead.

“Looking ahead to 2017, we intend to continue employing the same strategies that have generated strong value creation for our shareholders over the past several years. We expect to continue generating profitable organic balance sheet growth, supplemented by additional acquisitions of commercial banks that will deepen our penetration of existing markets and expand our franchise to other markets along the West Coast. We look forward to continuing to strengthen Pacific Premier’s position as one of the leading commercial banks in California and further enhancing the value of our franchise,” said Mr. Gardner.

FINANCIAL HIGHLIGHTS

	Three Months Ended
	December 31,	September 30,	December 31,
	2016	2016	2015
Financial Highlights	(dollars in thousands, except per share data)
Net income	$11,953	$9,227	$8,065
Diluted earnings per share	0.43	0.33	0.37
Return on average assets	1.24%	1.00%	1.18%
Return on average tangible common equity	14.42%	11.52%	14.09%
Net interest margin	4.59%	4.41%	4.40%
Cost of deposits	0.27%	0.28%	0.31%
Efficiency ratio (1)	50.9%	57.0%	53.8%

(1) Represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and merger related and litigation expenses to the sum of net interest income before provision for loan losses and total noninterest income, less gains/(loss) on sale of securities and other-than-temporary impairment recovery (loss) on investment securities.

INCOME STATEMENT HIGHLIGHTS

Net Interest Income and Net Interest Margin

Net interest income totaled $42.3 million in the fourth quarter of 2016, an increase of $3.3 million, or 8.4%, from the third quarter of 2016. The increase in net interest income reflected higher average interest-earning assets of $151 million, and an increase in the net interest margin of 18 basis points to 4.59%. The increase in average interest-earning assets during the fourth quarter of 2016 was primarily related to organic loan growth from new loan originations, with average loan balances increasing $181 million, and to a lesser extent, increases in our securities portfolio during the quarter, which also included a special FHLB dividend of $492,000.

Net interest margin for the fourth quarter of 2016 was 4.59% compared with 4.41% from the third quarter of 2016. Core net interest margin, which excludes the impact of accretion and other one-time items, was 4.32% compared with 4.22% from the prior quarter, an increase of 10 basis points. The fourth and third quarter core net interest margin includes the benefit of loan prepayments, which added 14 and 17 basis points to each quarter, respectively. The 10 basis point core margin increase was driven by an improved overall mix of earning assets and securities investments. Our core investment portfolio yield improved to 2.31%, excluding the FHLB special dividend of $492,000, compared with 2.16% from the prior quarter and core loan yields were 4.97% and 4.96% without the benefit of loan prepayments, and 5.13% and 5.16% with loan prepayments for the fourth quarter and third quarter, respectively.

Net interest income for the fourth quarter of 2016 increased $13.5 million or 46.7% compared to the fourth quarter of 2015. The increase was related to higher average interest-earning assets of $1.1 billion, primarily related to our organic loan growth since the end of the fourth quarter of 2015 and our acquisition of Security Bank of California "Security Bank" during the first quarter of 2016. Our net interest margin increased 19 basis points from the prior year margin of 4.40%. The expansion of the net interest margin was driven by a 10 basis point increase in the yield on earning assets coupled with an 8 basis point decrease in cost of funds.

CONSOLIDATED AVERAGE BALANCES AND YIELD DATA

	Three Months Ended			Three Months Ended			Three Months Ended
	December 31, 2016			September 30, 2016			December 31, 2015
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets	(dollars in thousands)

Cash and cash equivalents	$106,811	$103	0.38%	$201,140	$232	0.46%	$114,027	$57	0.20%
Investment securities	381,081	2,688	2.82	316,253	1,710	2.16	312,008	1,673	2.14
Loans receivable, net (1)	3,178,779	43,006	5.38	2,998,153	40,487	5.37	2,175,345	30,181	5.50
Total interest-earning assets	$3,666,671	$45,797	4.97%	3,515,546	42,429	4.80%	2,601,380	31,911	4.87%

Liabilities
Interest-bearing deposits	$1,979,240	$2,176	0.44%	$1,921,741	$2,136	0.44%	$1,461,599	$1,713	0.46%
Borrowings	190,761	1,317	2.75	166,880	1,284	3.06	237,061	1,361	2.28
Total interest-bearing liabilities	$2,170,001	$3,493	0.64%	$2,088,621	$3,420	0.65%	$1,698,660	$3,074	0.72%
Noninterest-bearing deposits	$1,200,461			$1,134,318			$709,982
Net interest income		$42,304			$39,009			$28,837
Net interest margin (2)			4.59%			4.41%			4.40%

(1) Average balance includes nonperforming loans and is net of deferred loan origination fees, unamortized discounts and premiums.
(2) Represents net interest income divided by average interest-earning assets.

Provision for Loan Losses

A provision for loan losses was recorded for the fourth quarter of 2016 in the amount of $2.1 million, compared with a provision for loan losses of $4.0 million, which included $2.4 million of specific reserves, in the prior quarter. Net loan charge-offs were $2.6 million for the quarter, of which $2.15 million was fully reserved. In addition to covering the unreserved net charge-offs, approximately $1.6 million of the provision for loan losses during the quarter was added for loan growth.

Noninterest income

Noninterest income for the fourth quarter of 2016 was $4.3 million, a decrease of $1.7 million, or 27.6%, from the third quarter of 2016. The decrease from the third quarter of 2016 was primarily attributable to a decrease in net gain on sale of securities of $512,000 due to no securities sales in the fourth quarter, a decrease of $283,000 in net gain on sales of loans as we sold fewer SBA loans in the fourth quarter compared to the prior quarter, and lower sales of other loans in the fourth quarter compared to the prior quarter which had gains of $452,000 compared to none for the fourth quarter. In addition, the Company had lower recoveries of $195,000 from pre-acquisition charge-offs, and an increase in asset write-offs of $281,000.

Noninterest income for the fourth quarter of 2016 increased by $101,000, or 2.4%, compared to the fourth quarter of 2015. The increase was primarily related to an increase in deposit fees of $248,000 and, to a lesser extent, higher loan servicing fees and other income, partially offset by a decrease in gain on the sale of loans of $318,000.

	Three Months Ended
	December 31,	September 30,	December 31,
	2016	2016	2015
NONINTEREST INCOME	(dollars in thousands)
Loan servicing fees	$263	$288	$216
Deposit fees	934	829	686
Net gain from sales of loans	2,387	3,122	2,705
Net gain from sales of investment securities	—	512	(4)
Other-than-temporary-impairment recovery on investment securities	—	2	—
Other income	734	1,215	614
Total noninterest income	$4,318	$5,968	$4,217

 Noninterest Expense

Noninterest expense totaled $25.4 million for the fourth quarter of 2016, a decrease of $483,000, or 1.9%, compared with the third quarter of 2016. The decrease was primarily driven by one-time items in marketing expenses, compensation and benefits, and additions to the other expense off-balance sheet reserve realized in the third quarter. The fourth quarter included merger related expenses of $772,000 for the pending Heritage Oaks acquisition and OREO expense of $369,000.

Noninterest expense grew by $6.8 million, or 36.9%, in comparison to the fourth quarter of 2015. The increase in expense was primarily related to the additional costs from the personnel and branches retained from the acquisition of Security Bank, combined with our continued investment in personnel to support our organic growth in loans and deposits.

	Three Months Ended
	December 31,	September 30,	December 31,
	2016	2016	2015
NONINTEREST EXPENSE	(dollars in thousands)
Compensation and benefits	$13,815	$14,179	$9,669
Premises and occupancy	2,531	2,577	2,043
Data processing and communications	1,240	1,223	715
Other real estate owned operations, net	369	5	7
FDIC insurance premiums	320	442	345
Legal, audit and professional expense	830	676	826
Marketing expense	865	1,683	519
Office and postage expense	441	612	478
Loan expense	714	534	439
Deposit expense	1,388	1,315	938
Merger related expense	772	—	407
CDI amortization	525	525	345
Other expense	1,567	2,089	1,808
Total noninterest expense	$25,377	$25,860	$18,539

	Three Months Ended
	December 31,	September 30,	December 31,
	2016	2016	2015
Operating Metrics
Efficiency ratio (1)	50.9%	57.0%	53.8%
Noninterest expense to average total assets	2.58	2.74	2.67
Full-time equivalent employees, at period end	446	448	332

(1) Represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and merger related and litigation expenses to the sum of net interest income before provision for loan losses and total noninterest income less, gains/(loss) on sale of securities and other-than-temporary impairment recovery (loss) on investment securities.

Income Tax

For the fourth quarter of 2016, our effective tax rate was 37.7%, compared with 38.9% and 37.1% for the third quarter of 2016 and fourth quarter of 2015, respectively. The decrease in the effective tax rate from the third quarter of 2016 was the result of finalizing 2015 tax filings, and minor adjustments to the 2016 provision.

BALANCE SHEET HIGHLIGHTS

Loans

Loans held for investment totaled $3.24 billion at December 31, 2016, an increase of $151 million, or 4.9%, from September 30, 2016, and an increase of $987 million, or 43.8%, from December 31, 2015. The increase from September 30, 2016 was due to growth in commercial real estate, construction lending, franchise loans and commercial and industrial loans. The $987 million increase in loans from December 31, 2015 included $456 million in loans acquired from Security Bank. The total end of period weighted average interest rate on loans, excluding fees and discounts, at December 31, 2016 was 4.81%, compared to 4.80% at September 30, 2016 and 4.91% at December 31, 2015.

Loan activity during the fourth quarter of 2016 included organic loan originations of $385 million, an increase of $62.9 million or 20% compared to prior quarter. Originations of loan commitments included commercial real estate loan originations of $103 million, construction loan originations of $89.9 million, franchise loan originations of $57.4 million, commercial and industrial loan originations of $52.3 million and SBA loan originations of $36.4 million. At December 31, 2016 our loans held for investment to deposit ratio was 103.1%, compared with 101.0% and 102.7% at September 30, 2016 and December 31, 2015, respectively.

	Three Months Ended
	December 31,	September 30,	December 31,
	2016	2016	2015
LOAN ACTIVITY	(dollars in thousands)
Loans originated	$385,304	$322,405	$252,241
Loans purchased	—	85,395	—
Repayments/amortization/utilization	(199,551)	(172,815)	(113,528)
Loans sold	(30,157)	(38,847)	(32,668)
Change in undisbursed	(3,733)	(31,915)	(11,937)
Other	(2,387)	4,890	916
Increase in total loans, gross	149,476	169,113	95,024
Change in allowance	547	(2,888)	(1,172)
Increase in loans, net	$150,023	$166,225	$93,852

	December 31,	September 30,	December 31,
	2016	2016	2015
Loan Portfolio	(dollars in thousands)
Business loans:
Commercial and industrial	$563,169	$537,809	$309,741
Franchise	459,421	431,618	328,925
Commercial owner occupied	454,918	460,068	294,726
SBA	96,705	92,195	62,256
Warehouse facilities	—	—	143,200
Real estate loans:
Commercial non-owner occupied	586,975	527,412	421,583
Multi-family	690,955	689,813	429,003
One-to-four family	100,451	101,377	80,050
Construction	269,159	231,098	169,748
Land	19,829	18,472	18,340
Other loans	4,112	5,678	5,111
Total gross loans	3,245,694	3,095,540	2,262,683
Less loans held for sale, net	7,711	9,009	8,565
Total gross loans held for investment	3,237,983	3,086,531	2,254,118
Plus:
Deferred loan origination costs/(fees) and premiums/(discounts)	3,630	4,308	197
Allowance for loan losses	(21,296)	(21,843)	(17,317)
Loans held for investment, net	$3,220,317	$3,068,996	$2,236,998

Asset Quality and Allowance for Loan Losses

At December 31, 2016, the allowance for loan losses was $21.3 million, a decrease of $547,000 from September 30, 2016. Loan loss provision for the quarter was $2.1 million while net charge-offs were $2.6 million, of which $2.1 million was previously reserved.

At December 31, 2016, our allowance for loan losses as a percent of nonaccrual loans was 1,868%, an increase from 381% at September 30, 2016 and an increase from 436% at December 31, 2015, and the ratio of allowance for loan losses to loans held for investment was 0.66%, a decrease from 0.71% at September 30, 2016 and 0.77% at December 31, 2015. Including the loan fair market value discounts recorded in connection with our acquisitions, the allowance for loan losses to loans held for investment ratio was 0.81% at December 31, 2016, compared with 0.90% at September 30, 2016 and 0.92% at December 31, 2015.

Nonperforming assets totaled $1.6 million or 0.04% of total assets at December 31, 2016, compared to $6.4 million or 0.17% of total assets at September 30, 2016. During the fourth quarter of 2016, nonperforming loans decreased $4.6 million to $1.1 million, and other real estate owned decreased to $460,000. Loan delinquencies decreased to $832,000, or 0.03% of loans held for investment compared to $5.7 million, or 0.18% of loans held for investment at September 30, 2016. All of the above measures were favorably impacted by charge-offs and the sale of nonperforming loans during the fourth quarter of 2016.

	December 31,	September 30,	December 31,
	2016	2016	2015
Asset Quality	(dollars in thousands)
Nonaccrual loans	$1,140	$5,734	$3,970
Other real estate owned	460	711	1,161
Nonperforming assets	$1,600	$6,445	$5,131
Allowance for loan losses	$21,296	$21,843	$17,317
Allowance for loan losses as a percent of total nonperforming loans	1,868%	381%	436%
Nonperforming loans as a percent of loans held for investment	0.04%	0.19%	0.18%
Nonperforming assets as a percent of total assets	0.04%	0.17%	0.18%
Net loan charge-offs for the quarter ended	$2,600	$1,125	$528
Net loan charge-offs for quarter to average total loans, net	0.08%	0.04%	0.02%
Allowance for loan losses to loans held for investment	0.66%	0.71%	0.77%
Delinquent Loans:
30 - 59 days	$122	$1,042	$323
60 - 89 days	71	1,990	355
90+ days	639	2,646	1,954
Total delinquency	$832	$5,678	$2,632
Delinquency as a percent of loans held for investment	0.03%	0.18%	0.12%

Investment Securities

Investment securities available for sale totaled $381 million at December 31, 2016, an increase of $67.8 million, or 21.6%, from September 30, 2016, and an increase of $101 million, or 35.9%, from December 31, 2015. The increase in the fourth quarter was primarily the result of purchases of approximately $88 million, partially offset by $13.7 million in principal payments/amortization/redemptions and a mark-to-market fair value adjustment of $7.0 million.

	December 31,	September 30,	December 31,
	2016	2016	2015
Investment securities:	(dollars in thousands)
Corporate	$37,642	$23,330	$—
Municipal bonds	118,803	116,838	130,245
Collateralized mortgage obligation	31,388	33,866	24,543
Mortgage-backed securities	193,130	139,166	125,485
Total securities available for sale	$380,963	$313,200	$280,273

Investments held to maturity	$8,461	$9,004	$9,572

Deposits

At December 31, 2016, deposits totaled $3.15 billion, an increase of $85.7 million, or 2.8%, from September 30, 2016 and $950 million, or 43.3%, from December 31, 2015. At December 31, 2016, non-maturity deposits totaled $2.57 billion, an increase of $83.4 million, or 3.4%, from September 30, 2016 and $897 million, or 53.6%, from December 31, 2015. During the fourth quarter of 2016, deposit increases included $56.8 million in money market/savings deposits, $25.3 million of noninterest bearing deposits and $11.2 million in wholesale/brokered certificates of deposit, partially offset by a decrease of $8.9 million in retail certificates of deposit. The increase in deposits since the end of the fourth quarter of 2015 was due to organic growth and the acquisition of Security Bank, which added $637 million in deposits.

The weighted average cost of deposits for the three month period ending December 31, 2016 was 0.27%, a decrease from 0.28% for the third quarter of 2016 and a decrease from 0.31% for the fourth quarter of 2015.

	December 31,	September 30,	December 31,
	2016	2016	2015
Deposit Accounts	(dollars in thousands)
Noninterest-bearing checking	$1,185,672	$1,160,394	$711,771
Interest-bearing:
Checking	182,893	181,534	137,975
Money market/savings	1,202,361	1,145,609	824,402
Retail certificates of deposit	375,203	384,083	365,911
Wholesale/brokered certificates of deposit	199,356	188,132	155,064
Total interest-bearing	1,959,813	1,899,358	1,483,352
Total deposits	$3,145,485	$3,059,752	$2,195,123

Deposit Mix (% of total deposits)
Noninterest-bearing deposits	37.7%	37.9%	32.4%
Non-maturity deposits	81.7	81.3	76.3

Borrowings

At December 31, 2016, total borrowings amounted to $397 million, an increase of $192 million, or 93.3%, from September 30, 2016 and an increase of $132 million, or 49.7%, from December 31, 2015. At December 31, 2016, total borrowings represented 9.8% of total assets, compared to 5.5% and 9.5%, as of September 30, 2016 and December 31, 2015, respectively.

	December 31, 2016		September 30, 2016		December 31, 2015
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(dollars in thousands)
FHLB advances	$278,000	0.55%	$90,000	0.38%	$148,000	0.42%
Reverse repurchase agreements	49,971	1.87	46,247	2.01	48,125	1.94
Subordinated debentures	69,383	5.35	69,353	5.35	69,263	5.35
Total borrowings	$397,354	1.56%	$205,600	2.44%	$265,388	2.00%

Weighted average cost of borrowings during the quarter	2.75%		3.06%		2.28%
Borrowings as a percent of total assets	9.8		5.5		9.5

Capital Ratios

At December 31, 2016, our ratio of tangible common equity to total assets was 8.85%, our tangible book value was $12.51 per share and book value per share was $16.52.

At December 31, 2016, the Bank exceeded all regulatory capital requirements with a ratio for tier 1 leverage capital of 10.94%, common equity tier 1 risk-based capital of 11.69%, tier 1 risk-based capital of 11.69% and total risk-based capital of 12.32%. These capital ratios exceeded the “well capitalized” standards defined by the federal banking regulators of 5.00% for tier 1 leverage capital, 6.5% for common equity tier 1 risk-based capital, 8.00% for tier 1 risk-based capital and 10.00% for total risk-based capital. At December 31, 2016, the Company had a ratio for tier 1 leverage capital of 9.77%, common equity tier 1 risk-based capital of 10.15%, tier 1 risk-based capital of 10.43% and total risk-based capital of 12.75%.

	December 31,	September 30,	December 31,
	2016	2016	2015
Pacific Premier Bank Capital Ratios
Tier 1 leverage ratio	10.94%	11.03%	11.41%
Common equity tier 1 risk-based capital ratio	11.69	12.07	12.35
Tier 1 risk-based capital ratio	11.69	12.07	12.35
Total risk-based capital ratio	12.32	12.77	13.07
Pacific Premier Bancorp, Inc. Capital Ratios
Tier 1 leverage ratio	9.77%	9.80%	9.52%
Common equity tier 1 risk-based capital ratio	10.15	10.42	9.91
Tier 1 risk-based capital ratio	10.43	10.72	10.28
Total risk-based capital ratio	12.75	13.21	13.43
Tangible common equity ratio (1)	8.85	9.28	8.82
Share Data
Book value per share	$16.52	$16.27	$13.86
Shares issued and outstanding	27,798,283	27,656,533	21,570,746
Tangible book value per share (1)	$12.51	$12.22	$11.17
Closing stock price	35.35	26.46	21.25

(1) A reconciliation of the non-GAAP measures of tangible common equity and tangible book value per share to the GAAP measures of common stockholders' equity and book value per share is set forth below.

Conference Call and Webcast

The Company will host a conference call at 9:00 a.m. PT / 12:00 p.m. ET on January 24, 2017 to discuss its financial results. Analysts and investors may participate in the question-and-answer session. A live webcast will be available on the Webcasts page of the Company's investor relations website. An archived version of the webcast will be available in the same location shortly after the live call has ended. The conference call can be accessed by telephone at (866) 290-5977 and asking to be joined to the Pacific Premier Bancorp conference call. Additionally a telephone replay will be made available through January 31, 2017 at (877) 344-7529, conference ID 10098575.

Heritage Oaks Merger Announcement

On December 13, 2016 Pacific Premier announced that it had entered into a definitive agreement to acquire Heritage Oaks, the holding company of Heritage Oaks Bank, a Paso Robles, California based state-chartered bank (“Heritage Oaks Bank”) with $2.0 billion in total assets, $1.3 billion in gross loans and $1.6 billion in total deposits at September 30, 2016 (unaudited). Heritage Oaks Bank has 12 branches located in San Luis Obispo County and Santa Barbara County and a loan production office located in Ventura County.

About Pacific Premier

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest community banks headquartered in Southern California. Pacific Premier Bank is a business bank primarily focused on serving small and middle market business in the counties of Los Angeles, Orange, Riverside, San Bernardino and San Diego, California. Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction and SBA loans, as well as specialty banking products for homeowners associations and franchise lending nationwide. Pacific Premier Bank serves its customers currently through its 15 full-service depository branches in Southern California located in the cities of Corona, Encinitas, Huntington Beach, Irvine, Los Alamitos, Murrieta, Newport Beach, Palm Desert, Palm Springs, Redlands, Riverside, San Bernardino, San Diego and Tustin. Pacific Premier Bank's branch in Orange, California will be closed on January 27, 2017.

FORWARD-LOOKING COMMENTS

The statements contained herein that are not historical facts are forward-looking statements based on management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. There can be no assurance that future developments affecting the Company will be the same as those anticipated by management. The Company cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the willingness of users to substitute competitors’ products and services for the Company’s products and services; the impact of changes in financial services policies, laws and regulations (including the Dodd-Frank Wall Street Reform and Consumer Protection Act) and of governmental efforts to restructure the U.S. financial regulatory system; technological changes; the effect of acquisitions that the Company may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from its acquisitions; changes in the level of the Company’s nonperforming assets and charge-offs; any oversupply of inventory and deterioration in values of California real estate, both residential and commercial; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters; possible other-than-temporary impairment of securities held by us; changes in consumer spending, borrowing and savings habits; the effects of the Company’s lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; ability to attract deposits and other sources of liquidity; changes in the financial performance and/or condition of our borrowers; changes in the competitive environment among financial and bank holding companies and other financial service providers; unanticipated regulatory or judicial proceedings; and the Company’s ability to manage the risks involved in the foregoing. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2015 Annual Report on Form 10-K of Pacific Premier Bancorp, Inc. filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Notice to Heritage Oaks Bancorp and Pacific Premier Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition of Heritage Oaks by Pacific Premier. Pacific Premier filed a registration statement on Form S-4 (The "Registration Statement") with the SEC. The registration statement contains a joint proxy statement/prospectus. After the Registration Statement is declared by the SEC to be effective, a definitive joint proxy statement/prospectus will be distributed to the shareholders of Heritage Oaks and the Pacific Premier in connection with the respective special meetings of Heritage Oaks and the Pacific Premier shareholders and their respective votes concerning the acquisition. As of the date of this press release, the Registration Statement has not been declared effective by the SEC.

SHAREHOLDERS OF HERITAGE OAKS AND PACIFIC PREMIER ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The definitive joint proxy statement/prospectus will be mailed to shareholders of Pacific Premier and Heritage Oaks. Investors and security holders will be able to obtain the documents, including the definitive joint proxy statement/prospectus free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Pacific Premier will be available free of charge by (1) accessing Pacific Premier’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing to Pacific Premier at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing Heritage Oaks at 1222 Vine Street, Paso Robles, CA 93446, Attention: Corporate Secretary.

The Pacific Premier directors, executive officers and certain other members of management and employees of Pacific Premier may be deemed to be participants in the solicitation of proxies from the Pacific Premier shareholders in respect of the proposed acquisition. Pacific Premier has also engaged D.F. King & Co., Inc. as its proxy solicitation firm. Information about the Pacific Premier directors and executive officers is included in the proxy statement for its 2016 annual meeting, which was filed with the SEC on April 27, 2016. The Heritage Oaks directors, executive officers and certain other members of management and employees of Heritage Oaks may also be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of Heritage Oaks. Heritage Oaks has also engaged Okapi Partners LLC as its proxy solicitation firm. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Contact:

Pacific Premier Bancorp, Inc.

Steven R. Gardner
Chairman, President and Chief Executive Officer
949.864.8000

Ronald J. Nicolas, Jr.
Sr. Executive Vice President and Chief Financial Officer
949.864.8000

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands)
(Unaudited)
	December 31,	September 30,	June 30,	March 31,	December 31,
ASSETS	2016	2016	2016	2016	2015
Cash and due from banks	$14,706	$18,543	$15,444	$18,624	$14,935
Interest-bearing deposits with financial institutions	142,151	85,361	169,855	174,890	63,482
Cash and cash equivalents	156,857	103,904	185,299	193,514	78,417
Interest-bearing time deposits with financial institutions	3,944	3,944	3,944	3,944	1,972
Investments held to maturity, at amortized cost	8,565	8,900	9,292	9,590	9,642
Investment securities available for sale, at fair value	380,963	313,200	245,471	269,711	280,273
FHLB, FRB and other stock, at cost	37,304	29,966	26,984	27,103	22,292
Loans held for sale, at lower of cost or fair value	7,711	9,009	10,116	7,281	8,565
Loans held for investment	3,241,613	3,090,839	2,920,619	2,851,432	2,254,315
Allowance for loan losses	(21,296)	(21,843)	(18,955)	(18,455)	(17,317)
Loans held for investment, net	3,220,317	3,068,996	2,901,664	2,832,977	2,236,998
Accrued interest receivable	13,145	11,642	12,143	11,862	9,315
Other real estate owned	460	711	711	1,161	1,161
Premises and equipment	12,014	11,314	11,014	11,963	9,248
Deferred income taxes, net	27,458	20,001	16,552	17,000	11,511
Bank owned life insurance	40,409	40,116	39,824	39,535	39,245
Intangible assets	9,451	9,976	10,500	11,145	7,170
Goodwill	102,219	101,939	101,939	101,939	50,832
Other assets	19,566	21,213	22,213	23,343	22,958
Total Assets	$4,040,383	$3,754,831	$3,597,666	$3,562,068	$2,789,599
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposit accounts:
Noninterest-bearing checking	$1,185,672	$1,160,394	$1,043,361	$1,064,457	$711,771
Interest-bearing:
Checking	182,893	181,534	181,859	172,052	137,975
Money market/savings	1,202,361	1,145,609	1,086,255	1,084,989	824,402
Retail certificates of deposit	375,203	384,083	420,673	455,637	365,911
Wholesale/brokered certificates of deposit	199,356	188,132	198,853	129,129	155,064
Total interest-bearing	1,959,813	1,899,358	1,887,640	1,841,807	1,483,352
Total deposits	3,145,485	3,059,752	2,931,001	2,906,264	2,195,123
FHLB advances and other borrowings	327,971	136,213	120,252	124,956	196,125
Subordinated debentures	69,383	69,353	69,323	69,293	69,263
Accrued expenses and other liabilities	38,227	39,548	36,460	32,661	30,108
Total Liabilities	3,581,066	3,304,866	3,157,036	3,133,174	2,490,619
STOCKHOLDERS’ EQUITY:
Common stock	274	273	273	273	215
Additional paid-in capital	344,754	343,231	342,388	341,660	221,487
Retained earnings	117,054	105,098	95,869	85,500	76,946
Accumulated other comprehensive income (loss), net of tax (benefit)	(2,765)	1,363	2,100	1,461	332
TOTAL STOCKHOLDERS’ EQUITY	459,317	449,965	440,630	428,894	298,980
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,040,383	$3,754,831	$3,597,666	$3,562,068	$2,789,599

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2016	2016	2015	2016	2015
INTEREST INCOME
Loans	$43,006	$40,487	$30,181	$157,935	$111,097
Investment securities and other interest-earning assets	2,791	1,942	1,730	8,670	7,259
Total interest income	45,797	42,429	31,911	166,605	118,356
INTEREST EXPENSE
Deposits	2,176	2,136	1,713	8,391	6,630
FHLB advances and other borrowings	332	314	370	1,295	1,490
Subordinated debentures	985	970	991	3,844	3,937
Total interest expense	3,493	3,420	3,074	13,530	12,057
Net interest income before provision for loan losses	42,304	39,009	28,837	153,075	106,299
Provision for loan losses	2,054	4,013	1,700	8,776	6,425
Net interest income after provision for loan losses	40,250	34,996	27,137	144,299	99,874
NONINTEREST INCOME
Loan servicing fees	263	288	216	1,032	371
Deposit fees	934	829	686	3,408	2,532
Net gain from sales of loans	2,387	3,122	2,705	9,539	7,970
Net gain (loss) from sales of investment securities	—	512	(4)	1,797	290
Other-than-temporary-impairment recovery (loss) on investment securities	—	2	—	(205)	—
Other income	734	1,215	614	4,013	3,278
Total noninterest income	4,318	5,968	4,217	19,584	14,441
NONINTEREST EXPENSE
Compensation and benefits	13,815	14,179	9,669	52,831	37,108
Premises and occupancy	2,531	2,577	2,043	9,838	7,810
Data processing and communications	1,240	1,223	715	4,261	2,816
Other real estate owned operations, net	369	5	7	367	121
FDIC insurance premiums	320	442	345	1,545	1,376
Legal, audit and professional expense	830	676	826	2,817	2,514
Marketing expense	865	1,683	519	3,981	2,305
Office and postage expense	441	612	478	2,107	2,005
Loan expense	714	534	439	2,191	1,268
Deposit expense	1,388	1,315	938	4,904	3,643
Merger-related expense	772	—	407	4,388	4,799
CDI amortization	525	525	345	2,039	1,350
Other expense	1,567	2,089	1,808	7,296	6,476
Total noninterest expense	25,377	25,860	18,539	98,565	73,591
Net income before income taxes	19,191	15,104	12,815	65,318	40,724
Income tax	7,238	5,877	4,750	25,215	15,209
Net income	$11,953	$9,227	$8,065	$40,103	$25,515
EARNINGS PER SHARE
Basic	$0.44	$0.34	$0.38	$1.49	$1.21
Diluted	0.43	0.33	0.37	1.46	1.19
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	27,394,737	27,387,123	21,510,746	26,931,634	21,156,668
Diluted	28,027,479	27,925,351	21,941,035	27,439,159	21,488,698

SELECTED FINANCIAL DATA

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED AVERAGE BALANCES AND YIELD DATA

	Three Months Ended			Three Months Ended			Three Months Ended
	December 31, 2016			September 30, 2016			December 31, 2015
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets	(dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$106,811	$103	0.38%	$201,140	$232	0.46%	$114,027	$57	0.20%
Investment securities	381,081	2,688	2.82	316,253	1,710	2.16	312,008	1,673	2.14
Loans receivable, net (1)	3,178,779	43,006	5.38	2,998,153	40,487	5.37	2,175,345	30,181	5.50
Total interest-earning assets	3,666,671	45,797	4.97	3,515,546	42,429	4.80	2,601,380	31,911	4.87
Noninterest-earning assets	189,849			186,127			124,077
Total assets	$3,856,520			$3,701,673			$2,725,457
Liabilities and Equity
Interest-bearing deposits:
Interest checking	$177,787	$50	0.11%	$185,344	$53	0.11%	$132,812	$38	0.11%
Money market	1,105,701	1,001	0.36	1,036,350	923	0.35	735,810	642	0.35
Savings	101,170	38	0.15	98,496	38	0.15	86,363	34	0.16
Retail certificates of deposit	379,892	696	0.73	402,371	745	0.74	378,761	774	0.81
Wholesale/brokered certificates of deposit	214,690	391	0.72	199,180	377	0.75	127,853	225	0.70
Total interest-bearing deposits	1,979,240	2,176	0.44	1,921,741	2,136	0.44	1,461,599	1,713	0.46
FHLB advances and other borrowings	121,397	332	1.09	97,547	314	1.28	167,817	370	0.87
Subordinated debentures	69,364	985	5.68	69,333	970	5.60	69,244	991	5.72
Total borrowings	190,761	1,317	2.75	166,880	1,284	3.06	237,061	1,361	2.28
Total interest-bearing liabilities	2,170,001	3,493	0.64	2,088,621	3,420	0.65	1,698,660	3,074	0.72
Noninterest-bearing deposits	1,200,461			1,134,318			709,982
Other liabilities	33,486			35,019			23,481
Total liabilities	3,403,948			3,257,958			2,432,123
Stockholders' equity	452,572			443,715			293,334
Total liabilities and equity	$3,856,520			$3,701,673			$2,725,457
Net interest income		$42,304			$39,009			$28,837
Net interest rate spread (2)			4.33%			4.15%			4.15%
Net interest margin (3)			4.59%			4.41%			4.40%
Ratio of interest-earning assets to interest-bearing liabilities			168.97%			168.32%			153.14%

(1) Average balance includes nonperforming loans and is net of deferred loan origination fees, unamortized discounts and premiums.
(2) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(3) Represents net interest income divided by average interest-earning assets.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
LOAN PORTFOLIO COMPOSITION
(dollars in thousands)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2016	2015
Loan Portfolio
Business loans:
Commercial and industrial	$563,169	$537,809	$508,141	$491,112	$309,741
Franchise	459,421	431,618	403,855	371,875	328,925
Commercial owner occupied	454,918	460,068	443,060	424,289	294,726
SBA	96,705	92,195	86,076	78,350	62,256
Warehouse facilities	—	—	—	1,394	143,200
Real estate loans:
Commercial non-owner occupied	586,975	527,412	526,362	522,080	421,583
Multi-family	690,955	689,813	613,573	619,485	429,003
One-to-four family	100,451	101,377	106,538	106,854	80,050
Construction	269,159	231,098	215,786	218,069	169,748
Land	19,829	18,472	18,341	18,222	18,340
Other loans	4,112	5,678	5,822	6,045	5,111
Total Gross Loans	3,245,694	3,095,540	2,927,554	2,857,775	2,262,683
Less Loans held for sale, net	7,711	9,009	10,116	7,281	8,565
Total gross loans held for investment	3,237,983	3,086,531	2,917,438	2,850,494	2,254,118
Less:
Deferred loan origination costs/(fees) and premiums/(discounts)	3,630	4,308	3,181	938	197
Allowance for loan losses	(21,296)	(21,843)	(18,955)	(18,455)	(17,317)
Loans held for investment, net	$3,220,317	$3,068,996	$2,901,664	$2,832,977	$2,236,998

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
ASSET QUALITY INFORMATION
(dollars in thousands)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2016	2015
Asset Quality
Nonaccrual loans	$1,140	$5,734	$4,062	$4,823	$3,970
Other real estate owned	460	711	711	1,161	1,161
Nonperforming assets	$1,600	$6,445	$4,773	$5,984	$5,131
Allowance for loan losses	$21,296	$21,843	$18,955	$18,455	$17,317
Allowance for loan losses as a percent of total nonperforming loans	1,868%	381%	467%	383%	436%
Nonperforming loans as a percent of loans held for investment	0.04%	0.19%	0.14%	0.17%	0.18%
Nonperforming assets as a percent of total assets	0.04%	0.17%	0.13%	0.17%	0.18%
Net loan charge-offs for the quarter ended	$2,600	$1,125	$1,089	$(18)	$528
Net loan charge-offs for quarter to average total loans, net	0.08%	0.04%	0.04%	—%	0.02%
Allowance for loan losses to loans held for investment	0.66%	0.71%	0.65%	0.65%	0.77%
Delinquent Loans:
30 - 59 days	$122	$1,042	$1,144	$247	$323
60 - 89 days	71	1,990	2,487	—	355
90+ days	639	2,646	1,797	3,199	1,954
Total delinquency	$832	$5,678	$5,428	$3,446	$2,632
Delinquency as a percent of loans held for investment	0.03%	0.18%	0.19%	0.12%	0.12%

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
DEPOSIT COMPOSITION
(dollars in thousands)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2016	2015
Deposit Accounts
Noninterest-bearing checking	$1,185,672	$1,160,394	$1,043,361	$1,064,457	$711,771
Interest-bearing:
Checking	182,893	181,534	181,859	172,052	137,975
Money market/savings	1,202,361	1,145,609	1,086,255	1,084,989	824,402
Retail certificates of deposit	375,203	384,083	420,673	455,637	365,911
Wholesale/brokered certificates of deposit	199,356	188,132	198,853	129,129	155,064
Total interest-bearing	1,959,813	1,899,358	1,887,640	1,841,807	1,483,352
Total deposits	$3,145,485	$3,059,752	$2,931,001	$2,906,264	$2,195,123

GAAP RECONCILIATIONS

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
GAAP RECONCILIATIONS
(dollars in thousands, except per share data)

Tangible common equity to tangible assets (the "tangible common equity ratio") and tangible book value per share are non-GAAP financial measures derived from GAAP-based amounts. We calculate the tangible common equity ratio by excluding the balance of intangible assets from common stockholders' equity and dividing by tangible assets. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per share, which we calculate by dividing common stockholders' equity by shares outstanding. We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies.

	December 31,	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2016	2015
Total stockholders' equity	$459,317	$449,965	$440,630	$428,894	$298,980
Less intangible assets	(111,670)	(111,915)	(112,439)	(113,084)	(58,002)
Tangible common equity	$347,647	$338,050	$328,191	$315,810	$240,978
Book value per share	$16.52	$16.27	$15.94	$15.58	$13.86
Less intangible book value per share	(4.01)	(4.05)	(4.07)	(4.12)	(2.69)
Tangible book value per share	$12.51	$12.22	$11.87	$11.46	$11.17
Total assets	$4,040,383	$3,754,831	$3,597,666	$3,562,068	$2,789,599
Less intangible assets	(111,670)	(111,915)	(112,439)	(113,084)	(58,002)
Tangible assets	$3,928,713	$3,642,916	$3,485,227	$3,448,984	$2,731,597
Tangible common equity ratio	8.85%	9.28%	9.42%	9.16%	8.82%